

07007730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-03710~~ 8-3710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crowell, Weedon & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonios Karantonis, Partner 213-620-1850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Antonios Karantonis and James L. Cronk, affirm that, to the best of our knowledge and belief, the accompanying financial statements for the year ended April 30, 2007 and supplemental schedules as of April 30, 2007 pertaining to Crowell, Weedon & Co. (the "Firm") are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Firm nor any officer or partner has any proprietary interest in any account classified solely as that of a customer.



LINDA K. KURATOMI
COMM. #1665628
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES JUNE 6, 2010

Signature 6/15/07 Date

General Partner
Title

Signature 6-15-07 Date

General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partnership Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CROWELL, WEEDON & CO.
A LIMITED PARTNERSHIP
(SEC I.D. No. 8-83710)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Crowell, Weedon & Co.

We have audited the accompanying statement of financial condition of Crowell, Weedon & Co. (the "Firm") as of April 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Crowell, Weedon & Co. at April 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 26, 2007

CROWELL, WEEDON & CO.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2007

ASSETS

CASH AND CASH EQUIVALENTS		$ 57,861
RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS:		
Clearing organizations	$ 2,804,651	
Securities failed to deliver	788,842	
Securities borrowed (Note 1)	3,386,800	
Omnibus accounts	33,291,056	40,271,349
RECEIVABLE FROM CUSTOMERS (Note 1)		65,396,089
RECEIVABLE FROM PARTNERS — Securities accounts		595,368
SECURITIES OWNED:		
Trading and investment account securities — at market value (Note 2)	8,139,751	
Not readily marketable investments — at estimated fair value (Note 2)	2,994,673	
Individual partners' securities included as partnership capital (Notes 3 and 5) (Including $66,715,916 pledged as collateral for Firm bank loans and $12,508,356 of excess collateral pledged for secured demand notes) — at market value	79,224,272	90,358,696
SECURED DEMAND NOTES (market value of collateral, $27,484,812) (Note 4)		14,793,000
MEMBERSHIPS IN EXCHANGES — At cost (market value, $2,758,000)		125,500
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — At cost, net of accumulated depreciation and amortization of $4,989,968 (Note 1)		1,762,252
INTANGIBLE ASSETS (Note 1)		836,788
OTHER ASSETS		2,924,517
TOTAL		$217,121,420

See notes to statement of financial condition.

LIABILITIES AND PARTNERSHIP CAPITAL

FIRM BANK LOANS (Note 5)		$ 46,000,000
SECURITIES FAILED TO RECEIVE (Note 1)		607,843
PAYABLE TO CUSTOMERS (Including free credits of $8,889,220) (Note 1)		12,040,936
SECURITIES SOLD, NOT YET PURCHASED — At market value (Note 2)		135,609
BOOK OVERDRAFT (Note 1)		5,775,856
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		2,359,469
Total liabilities		66,919,713
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)		
PARTNERSHIP CAPITAL (Notes 3 and 4):		
General partners	$ 149,739,207	
Limited partners	462,500	150,201,707
TOTAL		$217,121,420

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Crowell, Weedon & Co. (the "Firm"), a limited partnership, is a full service regional brokerage and money management firm established in 1932 and headquartered in Los Angeles, California. The Firm provides securities brokerage, investment advisory, investment banking, and related financial services to individual investors, professional money managers, and businesses.

The Firm is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), various other exchanges, the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

Securities Transactions — Securities transactions, including related commission revenue and expenses, are recorded on a settlement-date basis. The financial statement effect of recording these transactions on the settlement date rather than on the trade date is not significant.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Securities Borrowing Activities — Securities borrowed are recorded at the amount of cash collateral advanced, which requires the Firm to deposit cash. The Firm monitors the market value of securities borrowed, with additional collateral collected or refunded as necessary.

Income Taxes — Income taxes have not been provided for, as each partner is individually liable for the tax on his share of partnership income.

Furniture, Equipment, Software, and Leasehold Improvements — Furniture, equipment, and software are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Intangible Assets — On December 5, 2006, the Firm closed on the acquisition of the private client business and purchased certain assets and assumed certain liabilities of a privately held broker-dealer. The acquisition was made to grow the Firm's private client business. In connection with the acquisition the Firm acquired $894,428 of intangible assets. Intangible assets are amortized over their useful lives, which have been determined to be 5 years. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Cash and Cash Equivalents — The Firm considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At April 30, 2007, no cash was required to be segregated for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The book overdraft consists of checks issued but not yet presented to banks for payment.

Fair Value of Financial Instruments — Substantially all of the Firm's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Receivable From and Payable to Customers — Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Receivables From and Payable to Brokers or Dealers and Clearing Organizations — Accounts receivable from and payable to brokers or dealers and clearing organizations result from the Firm's normal trading activities. The Firm clears customer option account transactions on an omnibus basis with another broker/dealer.

Recent Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning May 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Firm's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to measure many financial instruments and certain other items at fair value to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Most of the provisions in SFAS No. 159 are elective. This statement is effective beginning May 1, 2008. The Firm is currently evaluating the impact of SFAS No. 159 on the statement of financial condition.

2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consisting of trading and investment account securities at market value, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal government obligations	$5,227,465	$ 5,314
Stocks and warrants	2,903,291	130,295
Other — securities	8,995	
	$8,139,751	$135,609

Securities not readily marketable include investments in a start-up company and securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that

cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. At April 30, 2007, these securities at estimated fair values, as determined by management, consist of equity securities of $2,994,673.

3. PARTNERSHIP AGREEMENT

In accordance with the partnership agreement (the "Agreement"), partnership capital includes marketable securities and cash included in the general partners' individual securities accounts as defined in the Agreement.

4. SECURED DEMAND NOTES

The secured demand notes receivable, which become due at various dates from 2008 to 2009, are collateralized by securities in partners' preference and special preference capital accounts and consist of $14,934,000 from general partners and $400,000 from limited partners.

Substantially all of the secured demand notes have been approved by the NYSE and are used in computing net capital under the SEC's uniform net capital rule.

5. FIRM BANK LOANS

The Firm has two lines of credit, including a Firm operating line of credit of $75,000,000 and a customer margin line of credit of $15,000,000. Loans under these lines of credit are payable on demand and bear interest at a rate that varies with the federal funds rate. Such rate was 5.25% at April 30, 2007. The lines of credit allow the Firm to borrow funds against pledged individual partner securities and customer margin securities. At April 30, 2007, $46,000,000 was outstanding on the Firm's operating line of credit.

The Firm is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Firm to generate financing. The Firm is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Firm provides margin loans to its customers and demand loans to its partners, which are collateralized by securities in their brokerage accounts. These parties have agreed to allow the Firm to sell or repledge those securities in accordance with federal regulations. At April 30, 2007, the Firm was allowed, under such regulations, to sell or repledge securities with a market value of $200,309,280. $97,588,406 has been pledged or sold as of April 30, 2007, in connection with bank borrowing and deposits with clearing organizations.

6. DEFERRED COMPENSATION SAVINGS PLAN

The Firm has a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the plan are made by the participants and the Firm pursuant to the Compensation Reduction Agreement with each participant. All investments of assets in the plan are directed by the participants.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Firm leases office space under noncancelable operating leases that expire on various dates through 2016. Future minimum rental payments under such leases are due in the fiscal years as follows: $2,762,668 in 2008, $2,638,909 in 2009, $2,164,090 in 2010, $1,741,241 in 2011, $1,653,624 in 2012, and $2,937,662 thereafter.

Customer Activities — The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Firm to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Firm seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Firm requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Firm's customer financing and securities settlement activities require the Firm to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Firm may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Firm controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Firm establishes credit limits for such activities and monitors compliance on a daily basis.

Litigation — The Firm has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

Guarantees — In the normal course of business, the Firm executes, settles, and finances customer and proprietary transactions. These transactions expose the Firm to risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and that the collateral will be insufficient. In these situations, the Firm may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss. The Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

The Firm, from time to time, enters into certain types of contracts that contingently require the Firm to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Firm may be required to indemnify property owners for claims and other liabilities arising from the Firm's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts.

Historically, the Firm has not been obligated to make any payments for the obligations noted above and has not recorded any liability for these obligations as of April 30, 2007.

Other Commitments — In the normal course of business, the Firm enters into when-issued transactions and underwriting commitments. Settlement of these transactions as of April 30, 2007, would not have a material effect on the financial condition of the Firm.

8. CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, permitted by the Rule, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2007, the Firm had net capital of $43,755,028, which was 46.50% of aggregate debit balances and $41,873,103 in excess of required net capital.

A broker/dealer has chosen to maintain brokerage client accounts with the Firm. To allow this broker/dealer to classify its assets held by the Firm in its computation of net capital, the Firm has agreed to perform a computation of reserve requirement for proprietary accounts of introducing brokers (PAIB). At April 30, 2007, the Firm's PAIB reserve computation indicated that the Firm did not have a PAIB reserve requirement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

June 26, 2007

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, CA 90017

Dear Sirs:

In planning and performing our audit of the financial statements of Crowell, Weedon & Co. (the "Firm") for the year ended April 30, 2007 (on which we issued our report dated June 16, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,

END